Registered office, Piazzale Enrico Mattei, 1 00144 Rome Tel. +39 06 59821 eni.com

MASSIMO MONDAZZI

CHIEF FINANCIAL OFFICER

Direct Telephone (+39)-02-52041730

Fax (+39)-02-52041765

Prot. CFO/AMBIL/87/2017/P

August 11, 2017

United States Securities and Exchange Commission

100 F Street N.E., Stop 7010

Washington, D.C. 20549

Attention: H. Roger Schwall

Assistant Director

Office of natural resources

Re:	Eni SpA

Form 20-F for the Fiscal Year Ended December 31, 2016

Filed March 22, 2017

File No. 1-14090

Dear Mr. Schwall:

Thank you for your letter dated August 4, 2017 setting forth the comment from the staff (the “Staff”) of the United States Securities and Exchange Commission on the annual report on Form 20-F of Eni S.p.A. (“Eni”) for the year ended December 31, 2016 (the “Form 20-F”). The information set forth below is submitted in response to your comment.

Business Overview, page 32

Exploration and Production, page 32

Proved Undeveloped Reserves, page 38

1.    We note the addition of reserves that remain proved undeveloped for five or more years for certain assets in Venezuela (approximately 0.4 BBOE) and Iraq (approximately 0.2 BBOE), which appear to equal approximately 12% and 6%, respectively, of your proved undeveloped reserves as of December 31, 2016 of 3,215 mmBOE. Please provide an explanation for the specific circumstances that such proved undeveloped amounts remain undeveloped for five or more years after initial disclosure. See Item 1203(d) of Regulation S-K and question 131.03 of the Oil and Gas Rules Compliance and Disclosure Interpretations, available at http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

Company share capital Euro 4,005,358,876.00 full paid up
Rome Company Register, Tax Identification Number 0484960588
VAT number 00905811006, R.E.A. Rome n. 756453
Branches:
Via Emilia, 1 and Piazza Ezio Vanoni, 1
20097 San Donato Milanese (Milan) - Italy

Response

Eni’s 0.4 BBOE proved undeveloped reserves (“PUDs”) in Venezuela include reserves at the Perla gas project of approximately 0.3 BBOE and the Junin 5 oilfield of approximately 0.1 BBOE. The 0.2 BBOE Eni’s PUDs in Iraq relate to the Zubair oilfield.

Management is firmly committed to continue its ongoing development activities to promote the PUDs at those fields into proved developed reserves (“PDs”). A substantial portion of Eni’s 646 mmBOE of reserves promoted to PDs in 2016 related to the Perla, Junin 5 and Zubair fields (see the disclosure on page 39 of the Form 20-F).

We have summarized below the activities that Eni has been carrying out in Venezuela and Iraq to promote PUDs into PDs (these activities are also described on page 58 and page 61 of the Form 20-F for Iraq and Venezuela, respectively).

Venezuela

On page 61 of the Form 20-F, we disclosed:

“Development activities performed in 2016 were: (i) ongoing drilling activities at the Junin 5 oilfield. The production level at year-end was approximately 18 KBBL/d at 100%. Possible optimization of development program is currently under evaluation; and (ii) the completion of the first development phase at the Perla field. The six wells currently on stream are producing approximately 540 mmCF/d at 100%. The gas will be mainly used by PDVSA for the domestic market, under the Gas Sales Agreement in place until 2036. The Perla project includes two additional development phases to achieve a production plateau of approximately 1,200 mmCF/d.”

We expect that the currently planned development activities will enable Eni to promote 0.4 BBOE of PUDs in Venezuela progressively over the next few years.

With regard to the Perla project, we note that the amount of PUDs initially booked in 2012, when the project was sanctioned, was 0.7 BBOE and since then more than 50% of those PUDs have been converted into to PDs following the recent completion of phase one investment. Eni remains committed to the following investment to achieve the full field production plateau of 1,200 mmCF/d in accordance with the gas sale agreement in place.

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With regards to the Junin 5 oilfield project, management is committed to develop the 0.1 billion barrels of oil PUDs through several optimization activities which are not expected to involve high technical complexities. The conversion of these PUDs to PDs has faced several natural and environmental constraints due to a harsh operating environment and long distance from Eni’s logistic bases without modern and reliable transportation routes.

In addition, Eni continues to monitor closely the recent political and economic events in Venezuela and any potential effect on future activities of the Company.

Iraq

On page 58 of the Form 20-F, we disclosed:

“In 2016, production of the Zubair field averaged 64 KBBL/d net to Eni. At the beginning of March 2016, three new generation plants for the oil, gas and water treatment (Initial Production Facilities - IPF) started. Those plants together with 5 existing restructured and modernized plants increased oil and natural gas treatment capacity of Zubair field to approximately 650 KBBL/d and will ensure the maximization of the associated gas utilization. In addition, these new facilities have also a water re-injection capacity of approximately 300 KBBL/d that will boost the Zubair’s hydrocarbons production and will achieve production plateau. The first stage of development activities (Rehabilitation Plan) of the Zubair field were completed with start-up of these new facilities. Ongoing development activities concerned an additional development phase (Enhanced Redevelopment Plan) of the Zubair field, to achieve a production plateau of 700 KBBL/d and will ensure the application of associated gas to power generation.”

Developing activities have progressed steadily at the Zubair field, as evidenced by the fact that Eni converted approximately 130 mmBBL of PUDs to PDs over the last five years.

Zubair is an infrastructure-driven large scale project, where the development of PUDs has been conditioned by the completion of such infrastructures. The large part of the planned expenditures for such project have already been made by Eni and the installation of the production facilities required to achieve and maintain the full field production plateau of 700 KBBL/d is almost complete. Eni’s planned conversion activities contemplate the drilling of additional production and injection wells to be linked to the facilities currently in place.

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In future filings, we will include in the section dedicated to the discussion about the aging of PUDs either a cross reference to the country section overview where the development activities performed in the countries with major amounts of PUDs are described, or a brief explanation of the drivers that will enable future PUDs conversion into PDs.

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We are available to discuss the forgoing with you at your convenience. If you have any questions relating to this letter, please feel free to call the undersigned at +39-02-520-41730.

Very truly yours,

/s/ MASSIMO MONDAZZI

Massimo Mondazzi

Chief Financial Officer

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